Exhibit A

Ceragon Networks Reports Second Quarter 2015 Financial Results
August 13, 2015

CERAGON NETWORKS REPORTS SECOND QUARTER 2015
FINANCIAL RESULTS

Company returns to profitability and generates positive cash flow

Paramus, New Jersey, August 13, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the second quarter which ended June 30, 2015.

Second Quarter 2015 Highlights:

Revenues - $94.8 million, up 4.8% from the second quarter of 2014, and up 1.2% from the first quarter of 2015.

Gross margin - 28.2%, compared to 26.3% in the second quarter of 2014 and 25.9% in the first quarter of 2015.

Operating income - $5.9 million, compared to $11.8 million in the second quarter of 2014, which included $16.8 million of non-recurring other income, and compared to $0.6 million in the first quarter of 2015.

Net income (loss) – Net income of $1.3 million, or $0.02 per diluted share for the second quarter of 2015.  Net income for the second quarter of 2014, including non-recurring other income, was $8.0 million, or $0.15 per diluted share. Net loss for the first quarter of 2015 was $(7.0) million or $(0.09) per diluted share.

Non-GAAP results- gross margin was 28.6%, operating profit was $6.7 million, and net income was $3.0 million, or $0.04 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached table.

Cash and cash equivalents- $39.5 million at June 30, 2015, compared to $37.3 million at March 31, 2015.

“We reached a very important milestone in the second quarter by clearly restoring our financial stability with solid profitability and positive cash flow,” said Ira Palti, president and CEO of Ceragon. “More important, we are much more confident that we can continue the trend of profit improvement.

“Reaching our initial financial targets more quickly than expected demonstrates the effectiveness of our strategic initiatives aimed at capitalizing on our best-of-breed technology and global reach by focusing on high-value opportunities worldwide with telecom carriers and private network operators seeking best-of-breed solutions. Now, as we continue to refine our strategy and improve our execution, we are setting new, higher profit goals for the company.”

Supplemental geographical breakdown of revenue for the second quarter of 2015:

•	Europe:	12%
•	Africa:	8%
•	North America:	18%
•	Latin America:	22%
•	India:	30%
•	APAC:	10%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 234-9959, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 363874. A replay of both the call and the webcast will be available through September 13, 2015.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other service providers to deliver 4G/LTE, 3G/2G, and other wireless broadband services to their subscribers with high quality of experience. Our solution are deployed by public utilities, government and defense organizations for delivering mission critical multimedia and other applications at high reliability and speed. Ceragon’s high-capacity solutions use microwave technology to transfer multimedia, voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple modernization to all-IP networks. As the demand for multimedia services pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:

Doron Arazi or	Claudia Gatlin
+972 3 5431 660	+1 212 830-9080
dorona@ceragon.com	claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Second Quarter 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Revenues	$94,772	$90,420	$188,425	$160,935
Cost of revenues	68,078	66,607	137,491	121,543

Gross profit	26,694	23,813	50,934	39,392

Operating expenses:
Research and development	5,770	8,454	12,169	18,893
Selling and marketing	9,481	14,655	20,789	30,075
General and administrative	5,525	5,720	10,261	11,626
Restructuring costs	-	-	1,225	936
Other income	-	16,800	-	16,800

Total operating expenses	$20,776	$12,029	$44,444	$44,730

Operating income (loss)	5,918	11,784	6,490	(5,338)

Financial expenses, net	3,161	2,175	9,507	10,339

Income (loss) before taxes	2,757	9,609	(3,017)	(15,677)

Taxes on income	1,426	1,611	2,647	3,288

Net income (loss)	$1,331	$7,998	$(5,664)	$(18,965)

Basic net income (loss) per share	$0.02	$0.15	$(0.07)	$(0.36)

Diluted net income (loss) per share	$0.02	$0.15	$(0.07)	$(0.36)

Weighted average number of shares used in computing basic net income (loss) per share	77,170,030	52,457,168	77,158,982	52,457,168
Weighted average number of shares used in computing diluted net income (loss) per share	77,243,249	52,861,134	77,158,982	52,457,168

Ceragon Reports Second Quarter 2015 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2015	December 31, 2014
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$39,535	$41,423
Short-term bank deposits	353	413
Marketable securities	-	535
Trade receivables, net	138,110	162,626
Deferred taxes, net	25,186	22,898
Other accounts receivable and prepaid expenses	2,085	3,522
Inventories	51,337	61,830
Total current assets	256,606	293,247

NON-CURRENT ASSETS:
Deferred tax assets, net	103	239
Severance pay and pension fund	5,327	5,669
Property and equipment, net	30,646	33,138
Intangible assets, net	4,300	5,070
Other non-current assets	3,681	4,510
Total non-current assets	44,057	48,626
Total assets	$300,663	$341,873

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term loan	$50,988	$48,832
Trade payables	81,491	101,752
Deferred revenues	13,239	17,667
Other accounts payable and accrued expenses	31,291	37,248
Total current liabilities	177,009	205,499

LONG-TERM LIABILITIES:
Long term loan, net of current maturities	-	2,072
Accrued severance pay and pension	10,589	11,452
Other long term payables	16,261	18,298
Total long-term liabilities	26,850	31,822

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	212	212
Additional paid-in capital	406,986	406,413
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(6,768)	(4,111)
Accumulated deficits	(283,535)	(277,871)

Total shareholders' equity	96,804	104,552

Total liabilities and shareholders' equity	$300,663	$341,873

Ceragon Reports Second Quarter 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash flow from operating activities:
Net income (loss)	$1,331	$7,998	$(5,664)	$(18,965)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	2,719	3,530	6,222	6,908
Stock-based compensation expense	378	1,076	572	2,123
Decrease (increase) in trade and other receivables, net	4,487	(15,800)	19,356	(13,906)
Decrease in inventory, net of write off	4,539	1,420	9,648	3,029
Decrease in deferred tax asset, net	723	1,327	1,453	2,644
Increase (decrease) in trade payables and accrued liabilities	(11,612)	6,139	(25,331)	(8,919)
Increase (decrease) in deferred revenues	1,049	3,946	(4,428)	1,047
Other adjustments	(83)	(570)	(189)	271
Net cash provided by (used in) operating activities	$3,531	$9,066	$1,639	$(25,768)

Cash flow from investing activities:
Purchase of property and equipment	(1,431)	(3,328)	(3,473)	(6,178)
Investment in short-term bank deposits	(4)	-	(4)	-
Proceeds from short-term bank deposits	-	8	64	58
Proceeds from sale and maturities of marketable securities, net	-	-	122	5,161
Net cash used in investing activities	$(1,435)	$(3,320)	$(3,291)	$(959)

Cash flow from financing activities:
Proceeds from bank loans	2,150	2,080	4,200	20,190
Repayment of bank loans	(2,058)	(2,058)	(4,116)	(4,116)
Net cash provided by financing activities	$92	$22	$84	$16,074

Translation adjustments on cash and cash equivalents	$77	$52	$(320)	$121
Increase (decrease) in cash and cash equivalents	$2,265	$5,820	$(1,888)	$(10,532)
Cash and cash equivalents at the beginning of the period	37,270	26,055	41,423	42,407
Cash and cash equivalents at the end of the period	$39,535	$31,875	$39,535	$31,875

Ceragon Reports Second Quarter 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,
	2015			2014
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$94,772		$94,772	$90,420
Cost of revenues	68,078	(a) 403	67,675	66,045

Gross profit	26,694		27,097	24,375

Operating expenses:
Research and development	5,770	(b) 245	5,525	7,689
Selling and marketing	9,481	(c) 150	9,331	13,989
General and administrative	5,525	(d) 24	5,501	5,283

Total operating expenses	20,776		$20,357	$26,961

Operating income (loss)	5,918		6,740	(2,586)
Financial expenses, net	3,161		3,161	2,175

Income (loss) before taxes	2,757		3,579	(4,761)

Taxes on income	1,426	(e) 856	570	260

Net income (loss)	$1,331		$3,009	$(5,021)

Basic net earnings (loss) per share	$0.02		$0.04	$(0.10)

Diluted net earnings (loss) per share	$0.02		$0.04	$(0.10)

Weighted average number of shares used in computing basic net earnings (loss) per share	77,170,030		77,170,030	52,457,168

Weighted average number of shares used in computing diluted net earnings (loss) per share	77,243,249		77,811,594	52,457,168
Total adjustments		1,678

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.1 million of changes in pre-acquisition indirect tax positions and $20 thousand of stock based compensation income in the three months ended June 30, 2015.

(b)	Research and development expenses include $0.2 million of stock-based compensation expenses in the three months ended June 30, 2015.
(c)	Selling and marketing expenses include $20 thousand of amortization of intangible assets and $0.1 million of stock based compensation expenses in the three months ended June 30, 2015.
(d)	General and administrative expenses include stock based compensation expenses in the three months ended June 30, 2015.
(e)	Taxes on income include non-cash tax adjustments in the three months ended June 30, 2015.

Ceragon Reports Second Quarter 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30,
	2015			2014
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$188,425		$188,425	$160,935
Cost of revenues	137,491	(a) 767	136,724	120,115
Gross profit	50,934		51,701	40,820

Operating expenses:
Research and development	12,169	(b) 341	11,828	15,542
Selling and marketing	20,789	(c) 422	20,367	28,394
General and administrative	10,261	(d) 8	10,253	10,305
Restructuring costs	1,225	1,225	-	-

Total operating expenses	$44,444		$42,448	$54,241

Operating income (loss)	6,490		9,253	(13,421)
Financial expenses, net	9,507	(e) 2,973	6,534	4,029

Income (loss) before taxes	(3,017)		2,719	(17,450)

Taxes on income	2,647	(f) 1,590	1,057	447

Net income (loss)	$(5,664)		$1,662	$(17,897)

Basic net income (loss) per share	$(0.07)		$0.02	$(0.34)

Diluted net income (loss) per share	$(0.07)		$0.02	$(0.34)
Weighted average number of shares used in computing basic net earnings (loss) per share	77,158,982		77,158,982	52,457,168

Weighted average number of shares used in computing diluted net earnings (loss) per share	77,158,982		77,796,494	52,457,168

Total adjustments		7,326

(a)
Cost of revenues includes $0.6 million of amortization of intangible assets, $0.1 million of changes in pre-acquisition indirect tax positions and $10 thousand of stock based compensation expenses in the six months ended June 30, 2015.

(b)	Research and development expenses include $0.3 million of stock-based compensation expenses in the six months ended June 30, 2015.
(c)	Selling and marketing expenses include $0.2 million of amortization of intangible assets and $0.2 million of stock based compensation expenses in the six months ended June 30, 2015.
(d)	General and administrative expenses include stock based compensation expenses in the six months ended June 30, 2015.
(e)
Financial expenses include the effect of re-measurement of certain assets denominated in or linked to the U.S. dollar in Venezuela, due to restrictive government policies on payments in foreign currency in the six months ended June 30, 2015.

(f)	Taxes on income include non-cash tax adjustments in the six months ended June 30, 2015.

Ceragon Reports Second Quarter 2015 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET INCOME (LOSS)
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Six months ended
	June 30, 2015

Reported GAAP net income (loss)	1,331	(5,664)

Stock based compensation expenses	378	572
Amortization of intangible assets	326	818
Restructuring expenses	-	1,225
Changes in pre-acquisition indirect tax positions	118	148
Currency devaluation in Venezuela	-	2,973
Non-cash tax adjustments	856	1,590
Non-GAAP net income	3,009	1,662